UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 11, 2022

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) as of February 11, 2022.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-219440, 333-223678 and 333-237186 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	British American Tobacco p.l.c. Preliminary Announcement – year ended 31 December 2021.

Exhibit 23.1	Consent of KPMG LLP, independent registered public accounting firm.

Exhibit 99.1	British American Tobacco p.l.c.’s consolidated financial statements as of 31 December 2021 and 31 December 2020 and for the years ended 31 December 2021, 2020 and 2019.

Exhibit 99.2	British American Tobacco p.l.c.’s Management’s report on internal control over financial reporting as at 31 December 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date: February 11, 2022